SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment Number Five
To
SCHEDULE 13D
Under the Securities Exchange Act of 1934

CHDT CORPORATION
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Classes of Securities)

(CUSIP Number of Class of Securities): 12541A 108 (Common Stock)

Stewart Wallach CHDT Corporation 350 Jim Moran Blvd., Suite 120 Deerfield Beach, Florida 33442 (954) 252-3440
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2011
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition, which is the subject of this Schedule, 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   [__]
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP No. 12541A 108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Stewart Wallach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) __ (b) ___
3	SEC USE ONLY
4	SOURCE OF FUNDS PF - Personal Funds
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): Not applicable ¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES
NUMBER OF SHRES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 147,618,822 shares
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER: 147,618,822 shares
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON: Common Stock: 147,618,822 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 23% (based on 649,510,532 shares issued and outstanding as of July 29, 2011 and as reported by Company auditors).
14	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer.

This Amendment Number Five to the statement on Schedule 13D relates to the Common Stock, $0.0001 par value, (“Common Stock”) of CHDT Corporation, a Florida corporation, (“CHDT,” “Company” or “Issuer”). The address of the principal executive offices of the Company is 350 Jim Moran Blvd., Suite 120, Deerfield Beach, Florida 33442, Telephone: (954) 252-3440.

Item 2.	Identity and Background.

 (a) This statement is filed by Stewart Wallach (the “Reporting Person” or “Mr. Wallach”).  The Reporting Person is a natural person and the Chief Executive Officer, President and a director of the Company and a senior office and director of the Company’s wholly owned operating subsidiary, Capstone Industries, Inc., a Florida corporation, (“Capstone”).

 (b) The address of the principal business office of the Reporting Person is 350 Jim Moran Blvd., Suite 120, Deerfield Beach, Florida 33442.

 (c) The principal business of the Reporting Person is to act as the Chief Executive Officer, President and a director of the Company and as a senior officer and director of Capstone.  Mr. Wallach has interests and roles in other businesses.

 (d) The Reporting Person has not during the last five (5) years been indicted or convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 (e) The Reporting Person has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f) Reporting Person is a United States citizen and a natural person.

Item 3.	Source and Amount of Funds or Other Consideration.

Personal Funds.  In addition, the Reporting Person assumed certain subordination obligations of Howard Ullman, the person who sold shares of Company Common Stock (as reported herein), under a 9 September 2010 subordination agreement between Howard Ullman and Sterling Capital Funding (“Sterling”), a division of Sterling Factors Corporation.  This subordination agreement was part of the financing arrangement provided to the Company by Sterling.  Further, the Reporting Person assumed the guaranty obligations of Howard Ullman under a 24 August 2010 Guaranty and Security Agreement with Sterling.

Item 4.	Purpose of Transaction.

Pursuant to a Securities and Note Purchase Agreement that closed on 29 July 2011, the Reporting Person acquired 33,511,927 shares of Company Common Stock (“Shares”) in a private sale on 29 July 2011 from Howard Ullman, the former Chairman of the Board of Director of the Company (resigning on 29 July 2011), at $0.0043 per share cash.  The Shares were acquired as part of Mr. Ullman withdrawing from the Company in order to pursue another business venture.  The Reporting Person also purchased some of the promissory notes owed to Mr. Ullman by the Company for cash and at a discount from principal face amount.  The Reporting Person acquired the Shares and promissory notes for investment for his own account.  Under a separate agreement between the Reporting Person and Mr. Ullman that closed on 29 July 2011, Mr. Ullman was granted a put for 9,700,000 shares of Company Common Stock held by the Reporting Person and exercisable at $0.029 per share in order to allow Mr. Ullman to satisfy a potential option obligation.  Further, the Reporting Person assumed the contractual obligations of Howard Ullman as reported in Item 3 above.

The liquidity of the public market for the Company Common Stock is such that Mr. Ullman would have been probably unable to sell of his shares of Company Common Stock in the public market without completely crashing the public market for that stock.   In order to allow Mr. Ullman to withdraw from the Company in a manner that did not undermine the public market for the Company Common Stock and as an investment for his personal account and as an expression of confidence in the current strategic direction of the Company, the Reporting Person acquired the Shares and entered into the assumption agreements set forth in Item 3 above.

The Reporting Person may, at any time, from time to time, subject to applicable legal and Company-imposed investment restrictions, buy or acquire additional shares of Common Stock or dispose of the shares of Common Stock held by him.

The Reporting Person is the Chief Executive Officer and a director of the Company as well as a senior officer and director of Capstone.

(b) The Shares have one (1) vote per share for all matter presented or requiring shareholder approval.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this Amendment Number Five to the Schedule 13D, the Reporting Person beneficially owns 147,618,822 shares of Common Stock, representing approximately 23% of the outstanding shares of Common Stock as of July 29, 2011 (based on 649,510,532 shares issued and outstanding as of July 29, 2011 (as reported by the Company’s auditors).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships by the Reporting Person with any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description
None Filed.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   August 2, 2011

By:	/s/ Stewart Wallach
Name:	Stewart Wallach